SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVELL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock of Novell, Inc., Par Value $0.10 Per Share

(Title of Class of Securities)

670006105

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Jack L. Messman

President and Chief Executive Officer

Novell, Inc.

1800 South Novell Place

Provo, Utah 84606

(801) 861-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Linda L. Griggs, Esq.

Rani Doyle, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$36,810,753.62	$2,977.99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 27,952,107 shares of common stock of Novell, Inc. having an aggregate value of $36,810,753.62 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options for New Options, dated May 14, 2003 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Novell, Inc., a Delaware corporation. The address of the Company’s principal executive office is 1800 South Novell Place, Provo, Utah and the telephone number at that address is (801) 861-7000.

(b) Securities.

The subject class of securities consists of old option grants, outstanding as of May 14, 2003, to purchase approximately 27,952,107 shares of Novell common stock, par value $0.10 per share, which have a per share exercise price of $5.03 or higher, which are not held by Novell’s directors or executive officers and other members of Novell’s Worldwide Management Team (the “Eligible Options”), and which are held by our employees subject to the tax laws of the United States, Argentina, Australia, Austria, Belgium, Brazil, Canada, the Czech Republic, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Portugal, Puerto Rico, Scotland, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand or the United Kingdom.

The actual number of shares of common stock subject to the new option grants to be issued in exchange for the old option grants pursuant to the offer will depend on the number of shares of common stock subject to the old option grants tendered by eligible employees and accepted for exchange and cancelled by Novell in the offer. The information set forth in the Offer to Exchange under the captions “The Offer—Eligibility,” “The Offer—Terms of Exchange, Expiration Date,” “The Offer, Acceptance of Old Option Grants; Issuance of New Option Grants” and “The Offer—Amount of Consideration” in incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C of Schedule TO, the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

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Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the captions “Offer Summary,” “The Offer—Eligibility,” “The Offer—Terms of Exchange; Expiration Date,” “The Offer—Procedures for Tendering Old Option Grants; Change of Election,” “The Offer—Withdrawal Rights; Change of Decision to Withdraw; Withdrawal After the Expiration Date,” “The Offer—Acceptance of Old Option Grants; Issuance of New Option Grants; Effect of a Business Combination Involving Novell Prior to the New Option Grant Date,” “The Offer—Source and Amount of Consideration; Terms of the New Option Grants,” “The Offer—Accounting Consequences of the Offer,” “The Offer—Status of Old Option Grants Acquired in the Offer,” “The Offer—Extension of the Offer; Termination or Amendment” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

No director or executive officer of Novell is eligible to participate in the offer. The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Option Grants” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Option Grants” is incorporated herein by reference. The employee stock plans pursuant to which the old option grants have been issued are attached hereto as Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) and contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer—Status of Old Option Grants Acquired in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

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Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of the New Option Grants” is incorporated herein by reference.

(b)	Conditions.

Not applicable

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Option Grants” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Option Grants” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the caption “The Offer—Additional Information,” “The Offer—Financial Information” and “Schedule B: Summary Financial Information of Novell, Inc.” is incorporated herein by reference. Novell’s annual and quarterly reports filed with the Securities and Exchange Commission can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

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Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Option Grants for New Option Grants, dated May 14, 2003

	(2)	Memorandum from Jack L. Messman to Novell’s employees dated May 14, 2003

	(3)	Memorandum from Betty DePaola to Novell’s employees eligible to participate in the offer dated May 14, 2003

	(4)	Election Form

	(5)	Notice to Withdraw

	(6)	Form of Promise to Grant Stock Option(s).

	(7)	Manager Notification E-Mail

	(8)	Website Confirmation of Election, Change or Withdrawal

	(9)	Offer Reminder E-Mails

(b)	(1)	Novell, Inc. 1991 Stock Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 26, 2000 and incorporated herein by reference)

	(2)	Novell, Inc. 2000 Stock Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on July 12, 2000 and incorporated herein by reference)

	(3)	Novell, Inc. 2000 Nonstatutory Stock Option Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)

(4)

Novel, Inc./SilverStream Software, Inc. 1997 Stock Incentive Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)

(5)

Novel, Inc./SilverStream Software, Inc./Bondi Software, Inc. Employee Stock Option Plan (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NOVELL, INC.

/s/ JOSEPH S. TIBBETTS, JR.
Joseph S. Tibbetts, Jr. Senior Vice President and Chief Financial Officer

Date: May 14, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a) (1)	Offer to Exchange Certain Outstanding Option Grants for New Option Grants, dated May 14, 2003

(2)	Memorandum from Jack L. Messman to Novell’s employees dated May 14, 2003

(3)	Memorandum from Betty DePaola to Novell’s employees eligible to participate in the offer dated May 14, 2003

(4)	Election Form

(5)	Notice to Withdraw

(6)	Form of Promise to Grant Stock Option(s)

(7)	Manager Notification E-Mail

(8)	Website Confirmation of Election, Change or Withdrawal

(9)	Offer Reminder E-Mails

(b) (1)	Novell, Inc. 1991 Stock Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 26, 2000 and incorporated herein by reference)

(2)	Novell, Inc. 2000 Stock Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on July 12, 2000 and incorporated herein by reference)

(3)	Novell, Inc. 2000 Nonstatutory Stock Option Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)

(4)

Novel, Inc./SilverStream Software, Inc. 1997 Stock Incentive Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)

(5)

Novel, Inc./SilverStream Software, Inc./Bondi Software, Inc. Employee Stock Option Plan (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed on August 6, 2002 and incorporated herein by reference)